SearchMedia



SONY
IMAX
Christian Dior
FRENZA

Investor Presentation

October 2012

Agenda

SearchMedia

Forward-Looking Statements

SearchMedia

Any statements contained in this presentation that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995, and SearchMedia claims the protection of the safe-harbor for forward-looking statements contained in such Act. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: the attractiveness and effectiveness of the LCD or Home Inns billboards to advertisers; other initiatives will materialize; SearchMedia's ability to capture attractive market opportunities within China's advertising market; whether SearchMedia can add new concessions with prominent partners that will accelerate growth; whether SearchMedia will meet its financial projections; the risks that there are uncertainties and matters beyond the control of management; and other risks outlined SearchMedia's filings with the United States Securities and Exchange Commission, including, without limitation, those discussed in the "Risk Factors" sections of such filings. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements. Forward-looking statements speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Market data included in this presentation reflects Company estimates unless otherwise indicated.

Without limiting the foregoing, the inclusion of business or margin projections in this presentation should not be regarded as an indication that SearchMedia's board of directors or any other recipient of the information considered, or now considers, them to be a reliable prediction of the future results. Projections of this type involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved.

Capital Market Overview

SearchMedia

- NYSE MKT: IDI
- Price: $1.50 (as of 10/11/12)
- 52-week Range: $0.49 – $1.99
- 26-week Range: $1.23 – $1.99
- Basic Shares outstanding – 28.3 million shares
- Large shareholders:

Large shareholders	Million Shares (Excludes Warrants)
Dr. Phillip Frost	7.8
TGC Partners	1.0
TGC Media Investments II	1.0
Nanfung Affiliates	1.4
Luxor Capital Group	1.3
China Seed Ventures	1.2
Heartland Advisors Inc.	1.2
Titan Multi-Asset Fund (Yuanta)	1.2
Deutsche Bank	0.9
Total	17.0 (60%)

Note: Dr. Phillip Frost's shareholding excludes 2.6 million warrants

Background of SearchMedia

SearchMedia

- SearchMedia was formed in January 2007 through the acquisition of more than 12 Outdoor Media companies in China and Hong Kong, which were put together and merged under one holding company.

- The company listed on NYSE MKT in 2009, through a SPAC (Special Purpose Acquisition Vehicle) Ideation Corp (Ticker: IDI US).

NYSE EURONEXT

Business Overview

SearchMedia

SEARCHMEDIA's nationwide media resources span across diverse product segments and geographical boundaries, meeting the needs of the rapidly growing wealthy consumer base in China.

Total Media Assets Occupying 40,000 Square Meters of Space



Total Media Assets	
Geographic Coverage	70 cities
Quantity	Over 200,000 media assets
Key Competition	Highly fragmented

Billboard	
Geographic Coverage	15 cities
Quantity	Over 1,000 billboards
Key Competition	Highly fragmented

- ✓ Core business
- ✓ High-impact, large-format billboards
- ✓ Strong presence in Beijing, Shanghai, Guangzhou, Shenyang

In-elevator	
Geographic Coverage	Jiangsu Region
Network	Over 10,000 elevators
Key Competition	Focus Media Framedia

- ✓ TV screens and poster frames
- ✓ Located in residential and office buildings
- ✓ Strong presence in Jiangsu Region

Diversified Advertisers Base

- More than 800 advertisers have purchased space on SearchMedia's network
- SearchMedia has a broad range of local, national and international clients drawn from diverse industries including telecommunications, insurance, banking, automobiles, real estate, electronics and fast-moving consumer goods. Below are some of our past and present clients
- SearchMedia's broad media network allows effective cross-selling

Core Aspects of Outdoor Media Project Development

SearchMedia

Location	Government Approvals	Construction	Sales and Marketing	Post-Maintenance

China’s Economy

SearchMedia

Large, Fast Growing Economy

- The world’s most populous country, with a population of 1.3 billion as of the end of 2009
- Strong GDP growth trend is expected to continue over the next few years

Gross Domestic Product in China



CAGR
(2009 – 2012):
10.9%
($ in trillions)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.60
$4.70
$6.40
2005
2009
2012E

Urbanization Trend

- A growing trend toward urbanization with 30 of the 100 largest cities in the world



1995
Urban
29%
Rural
71%
2006
Urban
44%
Rural
56%
2010
Urban
50%
Rural
50%
2020
(estimate)
Urban,
60%
Rural
40%

Increasingly Affluent Urban Population

- High disposable income per capita in cities where SearchMedia has major operations

Annual Disposable per Capita Income of Urban Households in China in 2010



China
Average
Beijing
Guangzhou
Shanghai
Shenzhen
0
10,000
20,000
30,000
(in RMB)

Source: ZenithOptimedia, United Nations Statistics Division, China Statistical Yearbook, Xinhua News, National Bureau of Statistics of China.

China's Advertising Market

SearchMedia

- China is one of the fastest growing advertising markets in the world, with advertising spend expected to reach $40.1 billion by the end of 2013

China Total Advertising Spend



($ in billions)
$40.0
$20.0
$0.0
CAGR: +15.3%
$17.1
$19.1
$20.8
$26.1
$29.9
$34.8
$40.1
$46.4
2007
2008
2009
2010
2011
2012E
2013E
2014E

- In particular, Chinese outdoor advertising spend is expected to continue to grow due to increasing urbanization and urban concentration of advertising expenditure. There will also be rapid increase of outdoor sites in new residential and office high-rise buildings, buses, metros and streets.

China Outdoor Advertising Spend



($ in billions)
$6.0
$4.0
$2.0
$0.0
CAGR: +10.7%
$2.9
$2.6
$2.8
$4.0
$4.5
$4.9
$5.4
$5.9
2007
2008
2009
2010
2011
2012E
2013E
2014E

Source: ZenithOptimedia Advertising Expenditure Forecasts December 2011

Advertising Industry High Barriers to Entry

SearchMedia

- SearchMedia enjoys multiple expansion opportunities protected by high barriers to entry

Barriers to Entry

- Nationwide footprint required to be competitive
- Prime outdoor advertising locations have already been acquired
- High rate of contract renewal
- Multi-year contracts typical for outdoor billboards
- Diversity of over 10,000 in-elevator units
- Advertisers are increasingly looking to partner with companies that have a diversified advertising product offering (billboard, elevator, LCD)
- Strong relationships with a large network of advertisers is necessary to drive utilization rates and pricing

2012 Initiatives

SearchMedia

Luxury Mall LCD

- Outdoor logo pylons with large LCD screens advertising at Shanghai downtown prestigious high end shopping centers and office buildings adjacent to subway stations or busy road intersections
- Very low penetration market, huge untapped market, potential to be market leader and price setter

Home Inns Media Development

- Strategic partnership with Home Inns & Hotel Management Inc. ("Home Inns") to create a nationwide advertising network at Home Inns' hotels throughout China.
- Home Inns is listed on NASDAQ (HMIN US) with a market capitalization of over $1 billion.
- Home Inns is the top 2 large-scale hotel management company in China in terms of number of hotels managed and operated with 1,500 hotels in 220 different cities in China and 7.9 million unique individual members

Other Initiatives

- A leading outdoor advertising operator with an advertising presence in more than 100 cities in China focusing on second and third tier cities
- Transportation terminals advertising with different formats
- New media advertising with a nationwide presence

Market Positioning

Luxury Mall LCD

- China's outdoor advertising spend is split into traditional media (52%) and screen media (48%) which includes LCD, LED, light boxes, in-building and outdoor
- Screen media is growing at the rate of 38% and traditional media at 7% per annum
- Screen media categorized into indoor screen media within buildings (Focus Media), outdoor large LED digital screen media (Tulip Mega Media, Phoenix Media), and screen media within public transportations such as underground, bus shelters, and bus body (JCDecaux, Vision China, White Horse)
- Based on market data, first tier cities (Beijing, Shanghai, Guangzhou, Shenzhen) account for 27% of the total China outdoor screen media advertising spend. Hence, based on ZenithOptimedia projection of 2013 spend of $5.4 billion, our logo pylon LCD target market is worth about $700m ($5.4bn x 48% x 27%)
- Our plan is to implement our logo pylon LCD initiative at first tier cities

Home Inns Media Development

- There are 1500 Home Inns hotels in 220 different cities
- Our plan is to initially roll out in first tier cities, followed by second and third tier cities

Source: Outdoor Data December 2011

Logo Wall LCD

SearchMedia

- Screens for the network are approximately 70 inches in length, allowing advertisers to promote their brands with large digital billboards in high impact locations with prominent street level views. Advertisements are broadcast in intervals which attract more attention to the screens while allowing a higher revenue yield per location. In addition, many of the screen locations are located adjacent to subway stations and busy intersections, providing an even wider consumer reach
- Acquired the rights to many prestigious high end shopping centers and office buildings at prime locations in Shanghai including The People's Square, Nanjing West Road, Xin Tian Di, Xu Jia Hui
- Plan to roll out 90-120 LCD screens at 25-30 malls and Grade A office buildings in Shanghai initially, swiftly followed by Beijing, Guangzhou, and Shenzhen
- Better profit margin than in-elevator advertising business and in a low penetration market with the potential to become price setter

Logo Wall: The Business Model

SearchMedia


TESCO
IMAX
THEATRE
Christian Dior

Centralized and real-time management

The top 4 layers of the all-new LCD wall to be returned to landlord, who operates them and earn income (mainly brand ads)

The principals operate this portion of the LCD screen, servicing a larger number of clients (mainly product ads)

Using existing logo walls of high-end mall in prime locations, the principals of the project will convert it into an LCD system and broadcasting network platform.

Logo Wall: Strategic Prestigious High End Locations





Spanning across…
• 9 Major districts
• 25-30 Malls
• 90-120 LCD screens
Broadcasting advertisements through a network of marketing points
Zhong Shan Park
HongQiao
Nan Jing west Rd
Huai Hai Rd
People Square
Lu Jia Zui
Zhang Yang Rd
XTD
Xu Jia Hui
Precise targeting of the mainstream consumer market in Shanghai



Home Inns Media Development

SearchMedia

- Home Inns is the top 2 large-scale hotel management company in China in terms of number of hotels managed and operated
- Home Inns operates a total of 1,500 hotels in 220 different cities across China
- Home Inns incentivized through the increase in revenue through rooftop rental
- A huge pipeline of nationwide operational assets for SearchMedia
- Home Inns and SearchMedia signed a strategic partnership agreement to create a nationwide advertising network
- Advertising formats include billboards, elevator advertising and lobby advertising at certain existing Home Inns locations and future new hotels
- Potential to become the largest integrated outdoor billboard advertising platform

Development Plan

- Initial roll out at first-tier cities: Shanghai, Beijing, Shenzhen and Guangzhou
- Subsequently moving into second-tier cities: Shenzhen, Hangzhou, Nanjing, Chengdu, Qingdao, Dalian, Shenyang, Wuhan and Tianjin
- Lastly, developing the third-tier cities to complete a national media platform that covers 30 provinces, potentially the largest, through this powerful large-scale and diverse asset source

Home Inns: Business Development Goals

SearchMedia

To build the biggest domestic outdoor advertising signboard platform with coverage of 30 provinces and more than 220 cities



Financials

SearchMedia

In Million	2010	2011	2012H1
Revenue	49.0	55.6	16.1
Net Income / (Loss)	(46.6)	(13.5)	9.8
Acquisition Consideration Payable	39.1	23.2	10.1

Acquisition consideration payable reduced to $5.6 million after recently announced divestment of Qingdao Kaixiang.

Experienced Leadership

SearchMedia

Robert Fried *Chairman*	• Academy Award winning motion picture producer of over 20 films including Rudy, Collateral, The Boondock Saints and So I Married an Axe Murderer • Former CEO of Savoy Pictures, Executive Vice President of Columbia Pictures • Founder, CEO of WhatsHotNow.com and Spiritsclip.com. Investor and Advisory Board member of Webtv, Inc. and intermix (My Space). Former President and CEO of Ideation Acquisition Corp. • MBA, Columbia Business School: BS, Cornell University
Peter Tan *CEO*	• Over 10 years experience in the China media industry and was an early investor, board member or observer in AirMedia, Bona Entertainment Group, Home Inns and E-House • Chairman of TGC Financial Partners, an investment advisory firm and TGC Private Office, a multi family office • Previously partner of China-based private equity fund of Susquehanna International Group • LLB Honors National University of Singapore
Peter Chan *Interim CFO*	• Over 15 years of auditing and management experience. • Prior to SearchMedia, held several senior finance position with Cargill Investments (China) Ltd, regional hub of Cargill Inc, the world's largest privately held company. • BA in Economics from the University of Manchester, member of the Institute of Chartered Accountants of England and Wales
Stephen Zhu *COO*	• More than 10 years of experience in the China Out-of-Home Advertising industry. • Joins SearchMedia from Symbol Media, an integrated outdoor advertising company he founded in 2009, whose client base includes well-recognized brands such as KFC, Puma, Coca-Cola, Volkswagen, AIA, Samsung, Canon, Ikea, Land Rover and covered many industry sectors including finance, auto, retail and electronics. • Market leader developing 3D advertising platforms within China.